FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 For May 9, 2002


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  X                         Form 40-F
                          ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                  No  X
                    ---                                 ---

                                    Regus plc

                                INDEX TO EXHIBITS

Item
----

1. Press Release dated May 7, 2002 with First Quarter Results for the quarter ended March 31, 2002.

2. Press Release dated May 7, 2002 'Office outsourcing gains momentum as Regus signs global deals worth (pound)35 million'.

3. Press Release dated May 7, 2002 'Developing trend as governments outsource to Regus - Estimated (pound)12 million annual spend to gain improved flexibility'.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Regus plc


Date: May 9, 2002                              By: /s/ Stephen Stamp
                                                  -----------------------------
                                                  Name:  Stephen Stamp
                                                  Title: Group Finance Director

                                                                          Item 1


                                 PRESS RELEASE

         Embargoed until 12:00 noon BST, 7:00 am EST Tuesday 7 May 2002

                             FIRST QUARTER RESULTS
                               TO END MARCH 2002

Chertsey, UK, 7 May 2002, Regus plc, the global serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces its preliminary results for the three months ended 31 March 2002.

Announcing the results, Chairman George Gray commented: "During the quarter, we intensified our focus on pricing, occupancy and cost and the fundamentals of our business. Recently, we have begun to see some modest stabilisation in price, especially in the US. Despite this, we remain committed to further reducing our cost base. We continue to cut overheads and fixed costs are being re-negotiated.

"We have a record number of customers in our centres. We remain cash positive at the operating level. Our strategy of growth through franchising and management contracts has led to new business in Europe and the US. In Scotland, we signed a milestone management contract agreement with the UK's top property owner Land Securities.

"The impact of the economic downturn is driving more and more organisations, corporates and governments, to use Regus for the cost-effective outsourcing of their office requirements. This has been demonstrated by the landmark (pound)100 million global outsourcing deal with Nokia as well as more than (pound)35 million of other outsourcing business booked during this quarter.

"In line with Regus' policy of discounting price for term, many of these deals are for longer periods of time and will therefore add even more strength to our contracted forward order book rather than have an immediate impact on revenues.

"As expected, 2002 is proving to be a challenging year for the global economy. Regus is prepared to meet the challenges head-on".

Key financials:

                                 3 months ended
                                       31 March           31 March
                                           2002               2001
                                       (pound)m            (pound)m

Turnover                                  110.7              137.9         -20%

Operating (loss)/profit                    (9.9)               7.6       -17.5m

EPS (basic & diluted)(p)                   (2.7)               0.8        -3.5p

EPADS (basic & diluted)(c)+               (19.0)               5.8       -24.8c

Average  (pound):$                         1.42              1.44


+  based on UK GAAP


Operational

o During the quarter, Regus signed its largest ever outsourcing deal -- for (pound)100 million with Nokia. Nokia is part of an accelerating trend towards outsourcing of office requirements by corporates and governments around the world. An additional (pound)35 million of outsourcing business was booked during the quarter.

o Regus now serves more than 6,300 customers across 50 countries. A record number of people, almost 55,000, work in Regus centres on a daily basis.

o The number of new workstations coming on stream slowed to a growth rate of 1% per quarter. This brought the total at 31 March 2002 to 95,420 workstations across 414 centres in 50 countries (including joint ventures and franchises).

Financial

o Turnover at (pound)110.7 million for the quarter was down 20% on the first quarter of 2001 and down 7% on the fourth quarter.

o There was a record contracted forward order book of (pound)295 million at 31 March 2002 (based on workstation revenue but excluding service revenue).

o The success of our strategy of discounting price for longer-term contracts led to average contract length stabilising at 10.8 months in the first quarter. Revenue per available workstation (REVPAW) from established centres was (pound)1,438 (2001: (pound)2,393), reflecting the impact of economic downturn.

o Overheads were down on the previous quarter by a further 29%, in line with expectations.

o Regus was cash positive at the operating level for the quarter. Net cash inflow from operating activities was (pound)2.9 million in the first quarter, up (pound)2.6 million on the previous quarter. Cash at bank totalled (pound)104.6 million at 31 March 2002 (which includes (pound)36 million from the issue of a convertible bond at 28 December 2001).

o Capital expenditure in the first quarter was stable at (pound)4.6 million, in line with expectations.

Enquiries:

Regus
Mark Dixon, Chief Executive                           Today: +44 1932 895138
Stephen Stamp, Group Finance Director
Stephen Jolly, Group Communications Adviser


Financial Dynamics
David Yates/Richard Mountain                          Tel:   +44 20 7269 7116

THE "SAFE HARBOR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long-term nature of the company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the Annual Report Form 20-F filed with the Securities and Exchange Commission.

Results of operations

Review of first quarter 2002

The following table sets forth the Group's revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres compared with new centres:

                                   (in (pound)millions, except workstations)

                                2001                                     2002
                  -------------------------------------    -------------------------------------
                               Centre      Workstations                 Centre
                  Revenue   Contribution    (re-based)*    Revenue   Contribution   Workstations

UK & Ireland         59.2           21.6         23,299       44.1           7.9          26,600
Rest of Europe       39.5           10.7         22,258       33.7           2.3          30,217
Americas             30.7            5.4         16,632       25.4          (4.7)         23,979
Rest of World         8.5            0.6          5,038        7.5           0.2           5,960
                  -------        -------        -------    -------       -------         -------
                    137.9           38.3         67,227      110.7           5.7          86,756
                  -------        -------        -------    -------       -------         -------

Established
centres**            88.7           31.9         37,064       83.4          14.0          58,017
New centres          49.2            6.4         30,163       27.3          (8.3)         28,739
                  -------        -------        -------    -------       -------         -------
                    137.9           38.3         67,227      110.7           5.7          86,756
                  -------        -------        -------    -------       -------         -------

* At 1 January 2002 a complete review of workstation capacity was carried out. The number of workstations in our centres increased by 2,212 and the 2001 comparatives have been updated from those previously reported to reflect the re-basing exercise.

** Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.


Revenue

Regus' revenue on a global basis was (pound)110.7 million in the first quarter 2002 ((pound)137.9 million in the first quarter 2001). The weighted average number of available workstations increased 29% to 86,756 from 67,227 (re-based) over the same period. In the first quarter 2002, Regus opened 5 new centres including one joint venture centre. Two centres were closed.

Revenue from established centres was (pound)83.4 million in the first quarter 2002 (2001: (pound)88.7 million). Revenue per workstation in Regus' established centres was (pound)1,438 (2001: (pound)2,393) reflecting lower occupancy rates and the impact of the new pricing model. Revenue from new centres was (pound)27.3 million (2001: (pound)49.2 million). Revenue per workstation in Regus' new centres was (pound)950 (2001: (pound)1,631).

Revenue in the UK and Ireland was (pound)44.1 million (2001: (pound)59.2 million). Revenue per workstation was (pound)1,658 (2000: (pound)2,541). In the first quarter 2002 one centre was closed in the UK.

Revenue in the Rest of Europe was (pound)33.7 million (2001: (pound)39.5 million). Revenue per workstation was (pound)1,115 (2001: (pound)1,775). In the first quarter 2002, three new centres were added and one closed in the Rest of Europe.

Revenue in the Americas was (pound)25.4 million (2001: (pound)30.7 million). Revenue per workstation was (pound)1,059 (2001: (pound)1,846). Regus opened one new joint venture centre in the US in the quarter.

Revenue in the Rest of the World was (pound)7.5 million (2001: (pound)8.5 million). Revenue per workstation was (pound)1,258 (2000: (pound)1,687). One new centre was opened in the quarter in South Africa.

Centre contribution

Centre contribution on a global basis was (pound)5.7 million in the first quarter 2002 (2001: (pound)38.3 million). Approximately 40% of the fall in centre contribution was attributable to the UK & Ireland with the balance split between the Americas and Europe. Centre contribution from established centres was (pound)14.0 million (2001: (pound)31.9 million) with a centre contribution margin in established centres of 17% (2001: 36%). Centre contribution from new centres was a negative (pound)8.3 million (2001: positive (pound)6.4 million).

Centre contribution in the UK and Ireland was (pound)7.9 million (2001:
(pound)21.6 million). Centre contribution margin was 18% in the first quarter (2001: 36%).

In the Rest of Europe, centre contribution was (pound)2.3 million (2001:
(pound)10.7 million). Centre contribution margin in the Rest of Europe was 7% in the first quarter (2001: 27%).

Centre contribution from the Americas was a negative (pound)4.7 million compared with a positive (pound)5.4 million in 2001.

Centre contribution in the Rest of the World was (pound)0.2 million (2001:
(pound)0.6 million) Centre contribution margin in the Rest of the World was 3% in the first quarter (2001: 7%).

Administrative expenses

Administrative expenses including goodwill amortisation decreased 54% to (pound)13.8 million (2001: (pound)29.8 million) due to the effects of the cost reduction programme. Overall, administrative expenses fell to 12% as a percentage of revenues compared to 21% in the first quarter of 2001. Sales and marketing costs decreased 43% to (pound)8.2 million (2001: (pound)14.4 million) and fell as a percentage of revenue to 7% (2001: 10%). Regional and central overheads decreased 63% to (pound)5.6 million (2001: (pound)15.4 million) and fell as a percentage of revenue to 5% (2000: 11%).

Liquidity and capital resources

Cash at bank and in hand at 31 March 2002 was (pound)104.6 million. Total indebtedness at 31 March 2002 was (pound)41.9 million, which included (pound)36.0 million on the convertible debentures issued in December 2001. The Group also had outstanding finance lease obligations of (pound)34.3 million.

Cash inflow from operating activities in the three months ended 31 March 2002 was (pound)2.9 million. Net cash outflow before financing was (pound)4.3 million after paying tax of (pound)1.4 million, interest (net) of (pound)0.5 million and capital expenditure of (pound)4.6 million in the quarter. A further (pound)0.7 million was invested in joint ventures.

In March the Group made the first of ten equal monthly repayments of (pound)4 million against the 5 per cent unsecured, senior convertible debentures issued in December 2001. At the Company's option, the debentures may be either redeemed for cash or converted at 95 per cent of the average share price subject to any floor price the Company may specify. Since the quarter end further repayments of (pound)4 million each have been made in April and May.

Regus plc
Consolidated profit and loss account
For the 3 months ended 31 March 2002 and 31 March 2001

                                                     3 months       3 months
                                                        ended          ended
                                                  31 Mar 2002    31 Mar 2001
                                                  (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000

Turnover (including share of joint ventures)          113,199        141,183

Less: Share of turnover of joint ventures              (2,473)        (3,264)
                                                    ---------      ---------
Turnover                                              110,726        137,919
                                                    ---------      ---------

Cost of sales (centre costs)                         (104,979)       (99,599)
                                                    ---------      ---------
Gross profit (centre contribution)                      5,747         38,320

Administration expenses                               (13,787)       (29,759)
                                                    ---------      ---------
Group operating (loss)/profit                          (8,040)         8,561

Share of operating loss in joint ventures              (1,902)          (959)
                                                    ---------      ---------
Total operating (loss)/profit: Group and
  share of joint ventures                              (9,942)         7,602

Net interest (payable)/receivable
- Group                                                (1,655)           908
- Joint ventures                                          (87)           (61)
                                                    ---------      ---------
(Loss)/profit on ordinary activities before tax       (11,684)         8,449

Tax on (loss)/profit on ordinary activities            (3,750)        (3,979)
                                                    ---------      ---------
(Loss)/profit on ordinary activities after tax        (15,434)         4,470
Minority interests (equity)                               366            155
                                                    ---------      ---------
Retained (loss)/profit for the period                 (15,068)         4,625
                                                    =========      =========

(Loss) / earnings per ordinary share:
Basic (p)                                                (2.7)           0.8
Diluted (p)                                              (2.7)           0.8

All results arose from continuing operations


Regus plc
Consolidated balance sheets
As at 31 March 2002 and 31 December 2001

                                                        As at          As at
                                                  31 Mar 2002    31 Dec 2001
                                                   (unaudited)      (audited)
                                                  (pound)'000    (pound)'000

Fixed assets
Intangible assets                                       4,264          4,307
Tangible assets                                       232,274        242,299
Investments
Investments in own shares                               3,805          3,805
Other investments                                          33             33
Interest in joint ventures:
Share of gross assets                                       -         15,656
Share of gross liabilities                                  -        (14,562)
                                                            -          1,094
                                                    ---------      ---------
Total investments                                       3,838          4,932
                                                    ---------      ---------
                                                      240,376        251,538
                                                    ---------      ---------
Current assets
Stock                                                     392            392
Debtors: amounts falling due within one year          112,674        114,288
Debtors: amounts falling due after one year             3,000          3,000
                                                    ---------      ---------
Cash at bank and in hand                              104,577        117,074
                                                      220,643        234,754

Creditors: amounts falling due within one year
(including convertible debt)                         (338,530)      (344,392)
Provision for deficit on joint ventures
Share of gross assets                                  15,646              -
Share of gross liabilities                            (15,750)             -
                                                    ---------      ---------
                                                         (104)             -

Provisions for liabilities and charges due
within one year                                       (18,431)       (19,953)

Net current liabilities                              (136,422)      (129,591)
                                                    ---------      ---------
Total assets less current liabilities                 103,954        121,947
                                                    ---------      ---------
Creditors: amounts falling due after more
than one year                                         (22,893)       (24,806)

Provisions for liabilities and charges due
after more than one year                               (4,941)        (8,349)
                                                    ---------      ---------
Net assets                                             76,120         88,792
                                                    =========      =========

Capital and reserves
Called up share capital                                29,106         29,106
Share premium account                                 279,763        279,765
Other reserves                                          6,471          4,056
Profit and loss account                              (239,806)      (224,482)
                                                    ---------      ---------
Equity shareholders' funds                             75,534         88,445

Equity minority interests                                 586            347
                                                    ---------      ---------
                                                       76,120         88,792
                                                    =========      =========


Regus plc
Consolidated cash flow statement
For the three months ended 31 March 2002 and 31 March 2001


                                                     3 months       3 months
                                                        ended          ended
                                                    31 Mar 02      31 Mar 01
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000

Cash inflow from continuing operating activities
Net cash inflow                                         2,869          3,722
                                                    ---------      ---------
Returns on investments and servicing of finance
Interest received                                         720          1,723
Interest paid                                            (450)          (883)
Interest paid on finance leases                          (752)          (789)
                                                    ---------      ---------
                                                         (482)            51
                                                    ---------      ---------
Taxation
Tax paid                                               (1,352)          (590)
                                                    ---------      ---------
                                                       (1,352)          (590)
                                                    ---------      ---------
Capital expenditure and financial investment
Purchase of tangible fixed assets                      (4,592)       (26,472)
Sale of tangible fixed assets                               1            100
                                                    ---------      ---------
                                                       (4,591)       (26,372)
                                                    ---------      ---------
Acquisitions and disposals
Investments in joint ventures                            (745)          (529)
                                                    ---------      ---------
                                                         (745)          (529)
                                                    ---------      ---------
Cash outflow before management of liquid
resources and financing                                (4,301)       (23,718)

Management of liquid resources                         44,993         35,264

Financing                                              (6,899)        (3,986)
                                                    ---------      ---------
Increase in cash in the period                         33,793          7,560
                                                    =========      =========


Regus plc
Statement of total recognised gains and losses
For the three months ended 31 March 2002 and twelve months ended 31 December 2001

                                                     3 months      12 months
                                                        ended          ended
                                                  31 Mar 2002    31 Dec 2001
                                                   (unaudited)      (audited)
                                                  (pound)'000    (pound)'000

Retained loss for the financial period                (15,068)      (118,238)

Currency translation differences                         (293)           197
                                                    ---------      ---------
Total recognised losses for the period                (15,361)      (118,041)
                                                    =========      =========


Reconciliation of movements in consolidated shareholders' funds

                                                     3 months      12 months
                                                        ended          ended
                                                  31 Mar 2002    31 Dec 2001
                                                   (unaudited)      (audited)
                                                  (pound)'000    (pound)'000

Retained loss for the financial period                (15,068)      (118,238)

Ordinary shares issued net of issue costs                   -          3,396

Currency translation differences                         (293)           197

Reclassification of fair value of warrants
to non-distributable reserves                           2,450              -
                                                    ---------      ---------
Decrease in shareholders' funds                       (12,911)      (114,645)

Shareholders' funds at 1 January                       88,445        203,090
                                                    ---------      ---------
Shareholders' funds at period end                      75,534         88,445
                                                    =========      =========


Notes

1.   Segmental reporting

     Turnover:

                                               3 months ended
                                                     31 March
                                                         2002           2001
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000

     UK & Ireland                                      45,029         59,424
     Rest of Europe                                    33,685         39,480
     Americas                                          27,015         33,791
     Rest of World                                      7,470          8,488
                                                    ---------      ---------
                                                      113,199        141,183
                                                    ---------      ---------
     Total Group                                      110,726        137,919
     Total joint ventures                               2,473          3,264


(Loss)/profit before interest and tax:

                                               3 months ended
                                                     31 March
                                                         2002           2001
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000

     UK & Ireland                                       4,583         14,662
     Rest of Europe                                       672          1,550
     Americas                                          (9,720)        (5,092)
     Rest of World                                       (589)        (2,090)
     Other office costs                                (4,888)        (1,428)
                                                    ---------      ---------
                                                       (9,942)         7,602
                                                    ---------      ---------
     Total Group                                       (8,040)         8,561
     Total joint ventures                              (1,902)          (959)


2.   (Loss)/profit per share

(Loss)/profit per share is based on losses for the three months ended 31 March 2002 of (pound)(15,068,000) and profits for the three months ended 31 March 2001 of (pound)4,625,000 using the following weighted average numbers of shares:

                                               3 months ended
                                                     31 March
                                                         2002           2001
                                                  (pound)'000    (pound)'000

     Ordinary shares - basic                          563,998        562,556
     Ordinary shares - fully diluted                  563,998        576,131


3.(a) Reconciliation of operating profit to net cash inflow from operating activities

                                               3 months ended
                                                  31 March 02      31 Mar 01
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000
     Continuing operations
     Operating (loss)/profit                           (8,040)         8,561
     Depreciation charge                               15,231         13,939
     Goodwill amortisation                                 60              -
     Loss/(profit) on disposal of fixed assets            314             (2)
     (Decrease) in provisions                          (5,109)             -
     Decrease/(increase) in stocks                         1             (17)
     Decrease/(increase) in debtors                     1,430        (20,333)
     (Decrease)/increase in creditors                  (1,018)         1,574
                                                    ---------      ---------
     Net cash inflow from continuing operations         2,869          3,722
                                                    =========      =========

The cash inflow for 2002 includes a (pound)6.0 million outflow relating to the exceptional item charged during the previous year.


3.(b) Financing and management of liquid resources

                                               3 months ended
                                                  31 March 02      31 Mar 01
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000
     Management of liquid resources

     New cash deposits                                 (9,518)        (2,805)
     Repayment of cash deposits                        54,511         38,069
                                                    ---------      ---------
                                                       44,993         35,264
                                                    =========      =========
     Financing
     New loans                                            836          1,541
     Repayment of loans                                (4,309)        (1,184)
     Payment of principal under finance leases         (4,038)        (4,274)
     Funding from minority interest                       612              -
     Issue costs                                            -            (69)
                                                    ---------      ---------
                                                       (6,899)        (3,986)
                                                    =========      =========


3.(c) Reconciliation of net cash flow to movement in net funds

                                                     3 months       3 months
                                                        ended          ended
                                                  31 March 02      31 Mar 01
                                                   (unaudited)    (unaudited)
                                                  (pound)'000    (pound)'000

     Increase in cash in the period                    33,793          7,560
     Cash outflow from change in borrowings
       and finance leases                               7,511          3,917
     Cash (inflow) from change in liquid
       resources                                      (44,993)       (35,264)
                                                    ---------      ---------
     Change in net funds/borrowings from cash flows    (3,689)       (23,787)

     Other non-cash items:
     New finance leases                                   (93)       (12,567)
     Un-amortised warrants reserve                      1,357              -
     Translation difference                              (207)        (1,462)
                                                    ---------      ---------
     Movement in net funds/borrowings in the period    (2,632)       (37,816)
     Net funds at 1 January                            31,029        130,013
                                                    ---------      ---------
     Net funds at 31 March                             28,397         92,197
                                                    =========      =========


3.(d) Analysis of changes in net funds

                                    At 1                                                   At 31
                                     Jan                    Non-cash      Exchange         March
                                    2002      Cashflow       changes      movement          2002
                             (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000

Cash at the bank and in hand      24,247        32,365             -           150        56,762
Overdrafts                        (2,781)        1,428             -           (32)       (1,385)
                                --------      --------      --------      --------      --------
                                  21,466        33,793             -           118        55,377

Debt due after 1 year             (1,330)         (811)            3            11        (2,127)
Debt due within 1 year           (43,961)        4,284         1,354           (26)      (38,348)
Finance leases due after 1 year  (23,064)        2,872             9          (195)      (20,378)
Finance leases due within 1 year (14,909)        1,166          (102)          (97)      (13,942)
                                --------      --------      --------      --------      --------
                                 (83,264)        7,511         1,264          (307)      (74,795)
Liquid resources                  92,827       (44,993)            -           (18)       47,815
                                --------      --------      --------      --------      --------
                                  31,029        (3,689)        1,264          (207)       28,397
                                ========      ========      ========      ========      ========

Liquid Resources at 31 March 2002 include cash held on deposit of which (pound)2.9 million (December 2001: (pound)3.2 million) relates to collateral against bank loans and (pound)33.9 million (December 2001: (pound)28.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases, reclassifications between categories and the balance of the warrants reserve after amortisation based on a constant rate of return on the outstanding balance. At 31 March the warrant reserve is (pound)2,450,000 of which (pound)1,093,000 has been charged to the profit and loss account.


4.   US GAAP reconciliation

The following is a summary of the adjustments to net (loss)/profit and shareholders funds in accordance with US GAAP:

Net loss:
                                                  3 months
                                                     ended
                                                  31 March
                                                      2002          2001
                                                (unaudited)   (unaudited)
                                               (pound)'000   (pound)'000

Net loss reported in accordance with UK GAAP       (15,068)        4,625

US GAAP adjustments:
Franchise revenue recognition                         (153)            -
Compensation expense related to other variable
  plan options                                        (268)          875
Provision for closure costs                         (5,110)            -
Deferred taxes                                          46           131
Goodwill amortisation                                   60             -
                                                 ---------      --------
Net (loss)/profit in accordance with US GAAP       (20,493)        5,631
                                                 ---------      --------

Shareholders' funds:
                                                     As at         As at
                                                  31 March   31 December
                                                      2002          2001
                                                (unaudited)     (audited)
                                               (pound)'000   (pound)'000

Shareholders' funds in accordance with UK GAAP      75,534        88,445

US GAAP adjustments
Franchise revenue recognition                         (835)         (682)
Compensation expense related to other variable
  plan options                                         589           595
Provision for closure costs                         22,516        27,446
Deferred taxes                                       7,387         7,341
Employee share trust (investment in own shares)     (3,805)       (3,805)
Goodwill amortisation                                   60             -
                                                 ---------     ---------
Shareholders' funds in accordance with US GAAP     101,446       119,340
                                                 ---------     ---------


5.   Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts. The financial information for 2001 is derived from the statutory accounts for the year which have been delivered to the Registrar of companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

                                                                          Item 2


For immediate release: 12:00 noon BST, 7:00 am EST, Tuesday 7 May 2002


                       OFFICE OUTSOURCING GAINS MOMENTUM
              AS REGUS SIGNS GLOBAL DEALS WORTH (pound)35 MILLION

Regus has today revealed details of a further (pound)20 million worth of new deals for outsourced global workspace, in the UK, continental Europe and the Americas. This highlights the continuing trend in global office outsourcing. In addition, the company has done more than (pound)15 million of business with existing customers wishing to expand or extend their current Regus workspace.

Notable deals include a (pound)7.5 million contract with oil consortium AGIP/KCO in the Netherlands; Airbus Industries in Bremen; Sony in Brazil; Scania Finance at Milton Keynes; the Russian bank Globex in Moscow; and Royal & Sun Alliance in Chester. Norwich Union has renewed a major contract in Norwich. Separately, we announced a (pound)100 million global deal with Nokia - our largest ever - earlier this year.

In line with Regus' policy of discounting price for term, many of these deals are for longer periods of time and will therefore add significant strength to the company's record contracted forward order book rather than have an immediate impact on revenues.

Mark Dixon, chief executive of Regus, comments, "Changes in the global economic economy are making more and more organisations look at the structured outsourcing of office space in preference to long term conventional leases. Many of the deals we are doing now are for five years or longer, as organisations take advantage of the flexibility and long term cost savings they can make by outsourcing their workspace requirements to us.

"Serviced offices are now even more cost-effective for longer periods, for larger numbers of people and over a wider geographic spread, compared with five years ago, claims a new survey, entitled The True Cost of the Flexible Office, published by the Chartered Institute of Purchasing & Supply. The report highlights that serviced offices can provide an average saving of 78% in the UK, over traditional property acquisition methods". -ends-

Note to editors
Regus is the world's leading operator of business centres, with more than 410 centres in 240 cities in 50 countries. Regus business centres provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms. This minimises their start-up costs when relocating or entering new markets and provides a cost-effective alternative to conventional property acquisition methods. With more than 90,000 office workspaces worldwide, Regus is also market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios.

For further information, contact Stephen Jolly on 00 44 1932 895138

                                                                          Item 3


For immediate release: 12:00 noon BST, 7:00 am EST, Tuesday 7 May 2002


                        DEVELOPING TREND AS GOVERNMENTS
                               OUTSOURCE TO REGUS
   - Estimated (pound)12 million annual spend to gain improved flexibility -

Government agencies around the world are following their counterparts in the private sector by taking advantage of the flexibility and overall cost savings provided by office outsourcing solutions from Regus. Regus estimates that such agencies are now spending more than (pound)12 million a year worldwide with the company.

In the UK, Regus recently signed deals with the Home Office, the Department for Transport, Local Government and the Regions (DTLR), the Office of Fair Trading
(OFT) and the British Council in London; with the Highways Agency in Reigate; with the Audit Commission in Exeter; and with the Environment Agency in Bristol.


OFT's head of facilities, Ken King comments, "The availability of high quality serviced space on flexible terms meant we could move in easily and we didn't incur any expensive start-up costs. We value our employees very highly and it was essential that we provided them with high quality workspace. It was also essential that we found accommodation which offered a high level of technical capability to provide us with a secure transfer of data between the two buildings."

The office outsourcing trend is mirrored across Europe, with the Dutch Environment Agency and the Ministry of Justice in The Hague; the Austrian Ministry for Sport and Public Affairs in Vienna; two subsidiaries of the German Employment Agency in Nuremberg; the Office of the Director of Corporate Enforcement in Dublin. These are complemented by numerous smaller deals with embassies, directorates of the European Commission and even police forces.

Outsourcing is also proving extremely popular in North America and across Asia, with agencies such as the Singapore Economic Development Board; Metropolitan Manila Association of Mayors and The Japanese Overseas Development Aid Agency in Vietnam recently taking space at Regus centres in the region.

Continued 2/...

"Until recently, government agencies were often forced to use existing buildings, whether they were suitable or not," comments Mark Dixon, Regus' chief executive. "This often meant that working conditions in, and the technical capability of, such buildings made for a very unproductive environment. An increasing number of government departments around the world are now realising what their private sector colleagues have known for a long while, that serviced offices are not just for overspill or project teams, but can provide real gains in cost savings, flexibility and quality of working environment."

                                     -ends-


Note to editors
Regus is the world's leading operator of business centres, with more than 410 centres in 240 cities in 50 countries. Regus business centres provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms. This minimises their start-up costs when relocating or entering new markets and provides a cost-effective alternative to conventional property acquisition methods.

With more than 90,000 office workspaces worldwide, Regus is also market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios.

For further information, contact Stephen Jolly on 00 44 1932 895021

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.